KH 3/12

12013744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
122

SEC FILE NUMBER
8-50119

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Campbell Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2850 Quarry Lake Drive
(No. and Street)

Baltimore (City) | Maryland (State) | 21209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen C. Roussin | (410) 413-2600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400 (Address) | Hunt Valley, (City) | Maryland (State) | 21030 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/02

OATH OR AFFIRMATION

I, Stephen C. Roussin, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Campbell Financial Services, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

STEPHEN C. ROUSSIN - PRESIDENT

Title

Notary Public

KATHLYN B. FORD
Baltimore County
My Commission Expires
June 24, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMPBELL FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

	PAGES
Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 7
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
Computation of Reserve Requirements Under Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3	9
Independent Auditor's Report on Internal Control	10 – 11

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Campbell Financial Services, Inc.

We have audited the accompanying statement of financial condition of Campbell Financial Services, Inc. (the Company) as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Campbell Financial Services, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 14, 2012

CAMPBELL FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS		
Cash	$	276,284
Prepaid expenses		59,498
Sales commissions and broker service fees receivable		39,528
Total assets	$	375,310
LIABILITIES		
Accounts payable and accrued expenses	$	11,540
Due to affiliate		4,081
Dividend payable		220,000
Total liabilities		235,621
STOCKHOLDER'S EQUITY		
Common stock – $.01 par value; 2,500 shares authorized; 600 shares issued and outstanding		6
Additional paid-in capital		29,994
Retained earnings		109,689
Total stockholder's equity		139,689
Total liabilities and stockholder's equity	$	375,310

See accompanying notes.

CAMPBELL FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

REVENUE	
Sales commissions	$ 975,067
Broker service fees	42,011
Total revenue	1,017,078
EXPENSES	
Office services fee	11,094
Salaries and other compensation	32,325
Rent	4,056
Regulatory fees and expenses	74,213
Professional fees	13,684
Other expenses	4,181
Total expenses	139,553
NET INCOME	$ 877,525

See accompanying notes.

CAMPBELL FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2010	$ 6	$ 29,994	$ 82,164	$ 112,164
Net income for the year ended December 31, 2011	0	0	877,525	877,525
Dividends on common stock	0	0	(850,000)	(850,000)
Balances at December 31, 2011	$ 6	$ 29,994	$ 109,689	$ 139,689

See accompanying notes.

CAMPBELL FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

Cash flow from operating activities	
Net income	$ 877,525
Changes in assets and liabilities:	
Increase in prepaid expenses	(9,184)
Increase in sales commissions and broker service fees receivable	(14,975)
Decrease in accounts payable and accrued expenses	(955)
Changes in due to affiliate, net	683
Net cash from operating activities	853,094
Cash flow for financing activities	
Dividends paid	(778,000)
Net increase in cash	75,094
Cash – beginning of year	201,190
Cash – end of year	$ 276,284
Supplemental Disclosure of Cash Flow Information	
Privilege taxes paid	$ 2,795

See accompanying notes.

CAMPBELL FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General Description of the Company

Campbell Financial Services, Inc. (the Company), a wholly owned subsidiary of Campbell & Company, Inc. (CCI), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

B. Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification), is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements.

C. Revenue Recognition

Sales commissions and broker service fees are recognized when earned, based on the terms of the underlying agreements.

D. Income Taxes

The Company has made a Subchapter S Subsidiary election under the Internal Revenue Code whereby the Company's taxable income "flows-through" to CCI and is subject to CCI's U.S. federal and state taxation status. The preparation and filing of U.S. federal and state tax returns are performed by CCI under a consolidated tax filing. Accordingly, the Company does not provide for income tax expense or income tax liability on its net income.

The Company applies the provisions of Codification Topics 740, *Income Taxes*; and 835, *Interest*, which prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The Company has concluded that there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2011. The 2008 through 2011 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Note 2. RELATED PARTY TRANSACTIONS

A substantial portion of the Company's revenue represents sales commissions and broker service fees from selling units of affiliated commodity pools to CCI, the General Partner or Managing Owner of such commodity pools, and the continuous servicing of units owned by CCI.

Note 2. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company earns initial and/or ongoing sales commissions and broker service fees from CCI and its affiliated commodity pools, in accordance with the selling agreements, based on the net asset value of the units sold and serviced. The Company's remaining revenue represents commissions from selling shares of an affiliated registered investment company (RIC) to CCI, the 100% owner of the trading adviser of the RIC, and the continuous servicing of shares owned by CCI. The Company earns ongoing commissions from the RIC, in accordance with the selling agreements, based on the net asset value of the shares sold and serviced.

The Company has entered into a Services and Operations Agreement with CCI pursuant to which Affiliate Services (as defined in the Services and Operations Agreement), such as management, administration, office space and other services, will be provided by CCI to the Company and the Company will be charged by CCI the reasonable value of the services rendered. Charges for such Affiliate Services are reflected in the applicable expense caption in the Company's statement of operations. The Company is responsible for certain direct expenses such as annual audit, legal and regulatory fees.

Effective December 31, 2011, the Company declared a dividend of $220,000 which is due and payable effective December 31, 2011.

Note 3. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 4. DEPOSITS

The Company has cash on deposit with PNC Bank (PNC). In the event of PNC's insolvency, recovery of cash on deposit may be limited to the amount of available federal deposit insurance.

Note 5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. At December 31, 2011, the Company had net capital of $40,261, which was $24,553 in excess of its required net capital of $15,708. The Company's ratio of aggregate indebtedness to net capital was 5.85 to 1.

CAMPBELL FINANCIAL SERVICES, INC.

SUPPLEMENTARY INFORMATION

CAMPBELL FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011

Total stockholder's equity	$	139,689
Deduct items not allowable for net capital Non-allowable assets		(99,428)
Net capital	$	40,261
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$	15,708
Minimum regulatory dollar net capital requirement	$	5,000
Net capital shown above	$	40,261
Minimum net capital requirement		15,708
Excess net capital	$	24,553
Excess net capital at 1000%	$	16,699
Total aggregate indebtedness	$	235,621
Percentage of aggregate indebtedness to net capital		585%

Statement Pursuant to Paragraph (d) of Rule 17a-5:

The computation of net capital and required net capital, as stated above, agrees with the Campbell Financial Services, Inc. computation of net capital and required net capital from the December 31, 2011 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS Report).

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2011 is as follows: Total liabilities	$	235,621

CAMPBELL FINANCIAL SERVICES, INC.
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2011

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Campbell Financial Services, Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

CAMPBELL FINANCIAL SERVICES, INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial Statements and Supplementary Information (Form X-17a-5)

For the Year Ended December 31, 2011

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Campbell Financial Services, Inc.

In planning and performing our audit of the financial statements of Campbell Financial Services, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as described above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 14, 2012

CAMPBELL FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

	PAGES
Independent Accountant's Report on Applying Agreed-Upon Procedures	1
Schedule of Assessment and Payments – General Assessment Reconciliation (Form SIPC-7)	2 – 3

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Campbell Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Campbell Financial Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger system, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no adjustments;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. Note that we noted no adjustments as indicated in 3. above; and
5. Compared the amount of any overpayment to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 14, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050119 FINRA DEC
CAMPBELL FINANCIAL SERVICES INC 15*15
ACCTS PAYABLE
2850 QUARRY LAKE DR
BALTIMORE MD 21209-3746

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Yutao Zhang 410-413-4561

2. A. General Assessment (item 2e from page 2)		$ 2,542.
B. Less payment made with SIPC-6 filed (exclude interest) 7/29/2011 Date Paid		(1,141.57)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		1,401.13
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,401.13
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,401.13	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

Gregory T. Donovan
Chief Financial Officer
Campbell & Company Investment Adviser LLC

(Authorized Signature)

(Title)

Dated the 21st day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2011 and ending Dec 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,017,078
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,017,078
2e. General Assessment @ .0025	$ 2,542.70 (to page 1, line 2.A.)